FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of <u>December</u>, 2006

Commission File Number

Forbes Medi-Tech Inc.
(Translation of registrant's name into English)

Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[   ]..... Form 40-F...[X]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

> **Note:** Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

> **Note:** Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]   No   [   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORBES MEDI-TECH INC.

"Charles A. Butt"

Date: December 13, 2006   Charles A. Butt
                                            President & CEO

FORBES MEDI-TECH INC.

"A Life Sciences Company"

For Immediate Release **December 13, 2006**

Reducol™ Press Conference Held in France Supporting Reducol™ Product Launch with World's Second Largest Food Distributor, Carrefour Group

Vancouver, Canada Forbes Medi-Tech Inc. (TSX:FMI and NASDAQ:FMTI) announced today that a press conference will be held today in Paris, France to discuss Reducol™-based products and their application for a significant cholesterol problem in France. According to a recent survey of 1000 consumers conducted by Opinion Way Institute of France, sixty-three percent cited cardiovascular disease as being the number one cause of mortality in France. A significant risk factor for cardiovascular disease is high cholesterol. Leading the charge against high cholesterol in France, the Carrefour Group has launched great tasting cholesterol-lowering products with Reducol™ including: original and strawberry flavored yogurt drinks; a mixed strawberry and apricot flavored yogurt; and an all natural (fruit base) set yogurt.

"Cardiovascular disease and high cholesterol are serious issues recognized by French consumers," stated Charles Butt, President and CEO, Forbes Medi-Tech. "Forbes Medi-Tech's cholesterol-lowering ingredient, Reducol™, plays a key role with the world's second largest food distributor, Carrefour Group, as it targets the growing market for heart healthy functional foods."

About Carrefour Group

The second-largest retailer in the world and the European leader, the Carrefour Group has worked for more than forty years to establish its position as the daily partner of millions of customers in Europe, Asia and Latin America. Basing its action on a multi-format strategy (hypermarkets, supermarkets, hard discount stores, local stores, cash-and-carry), it offers its customers the lowest prices for a broad selection of products and services.

Today, the Carrefour Group operates 12,000 stores in 29 countries and employs 430,600 people. Its consolidated sales excluding tax reached € 74.5 billion in 2005. Committed to a dynamic based on growth and profitability, the Carrefour Group applies an approach based on responsible commerce, respecting differences and seeking to contribute to economic and social progress wherever it does business.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a life sciences company dedicated to the research, development and commercialization of innovative products for the prevention and treatment primarily of cardiovascular disease (CVD). Our vision is to develop and market products along a treatment continuum that consumers, healthcare professionals and specialized research and healthcare institutions will identify, recommend and seek. Our business strategy is to develop and commercialize proprietary compounds to address the unmet needs of patients within the cardiovascular disease and related markets.

For more information, please contact:
Darren Seed
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. Forbes Medi-Tech ("Forbes" or the "Company") has relied solely on the Carrefour Group for the information about Carrefour Group provided in this News Release and the Company disclaims any liability with respect to such information. This News Release contains forward-looking statements regarding Reducol™, products containing Reducol™, and the Company's strategy and vision, which statements can be identified by the use of forward-looking terminology such as "targets", "growing", "will", "continues", "strategy", "vision", "to develop" or comparable terminology referring to future events or results. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors, including the Company's reliance on Carrefour Group for performance; the need to secure new customers which is not assured; uncertainty regarding market acceptance and demand for products containing Reducol™; uncertainty whether demand for Reducol™-based products will continue to grow; product development risks; intellectual property risks; manufacturing, marketing and supply risks; product liability and insurance risks; uncertainty as to future sales volumes and pricing; the effect of competition; the need for regulatory approvals, which are uncertain; changes in business strategy or development plans; exchange rate fluctuations; and the Company's need for future funding; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in the Company's latest Annual Information Form, Form 40-F, news releases and other filings with Securities Regulatory Authorities in Canada and the U.S., any of which could cause actual results to vary materially from current results or the Company's anticipated future results. Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management at the time they are made, and the Company does not assume any obligation to update any statement should those beliefs, opinions or expectations, or other circumstances change.